SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from to

Commission file number 1-11073

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTERN UNION FINANCIAL SERVICES, INC.

RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST DATA CORPORATION

6200 S. Quebec Street

Greenwood Village, CO 80111

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Financial Statements and Supplemental Schedule

As of December 31, 2002 and 2001

and for the Year Ended December 31, 2002

Report of Independent Auditors

Western Union Employee Benefits Fund Committee

We have audited the accompanying statements of net assets available for benefits of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young, LLP

June 13, 2003

Denver, Colorado

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Investments: (See Note 2)
Cash	$—	$563,250
Participant loans	2,889,305	2,778,578
Investments	—	29,665,568
Investment in First Data Corporation Master Trust	29,212,737	—

Total investments	32,102,042	33,007,396
Receivables:
Employer contributions	668,872	619,327
Participant contributions	40	31,210
Dividends and other	—	1,412

Total receivables	668,912	651,949

Net assets available for benefits	$32,770,954	$33,659,345

See accompanying notes.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions to net assets attributed to:
Contributions:
Employer	$2,021,361
Participant	1,748,923
Rollover	4,658

3,774,942
Transfers from other plans	34,413

Total additions	3,809,355

Investment income (loss):
Plan’s interest in First Data Corporation Master Trust investment loss	(70,017)
Interest and dividends	662,297
Net depreciation in fair value of investments	(2,763,120)

Net investment loss	(2,170,840)
Deductions from net assets attributed to:
Transfers to other plans	356,020
Benefit payments	2,170,886

Total deductions	4,697,746

Net decrease in net assets	(888,391)
Net assets available for benefits at beginning of year	33,659,345

Net assets available for benefits at end of year	$32,770,954

See accompanying notes.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements

December 31, 2002

1. Plan Description

The following description of the Western Union Financial Services, Inc. Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective November 15, 1994, the Plan was established by Western Union Financial Services, Inc. (the “Company”), which became a wholly-owned subsidiary of First Data Corporation (“FDC”) on October 27, 1995.

The Plan is a defined contribution plan which covers employees of the Company included in a collective bargaining agreement providing for their participation in the Plan, with the exception of employees who do not receive compensation in United States dollars and leased employees. Covered employees become eligible to participate in the Plan on the first of the month following completion of one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is an individual account plan intended to satisfy the requirements of Section 404(c) of ERISA. Benefits of the Plan are not guaranteed by the Pension Benefit Guaranty Corporation.

Administration

During 2002, the Plan Administrator was FDC’s Employee Benefits Administration and Investment Committee (the “EBAIC”), which was appointed by the Compensation and Benefits Committee of FDC’s Board of Directors. Effective February 5, 2003, the EBAIC was replaced by the First Data Investment Council (“FDIC”) and the First Data Employee Benefits Committee (“FDEBC”), which are also appointed by the Compensation and Benefits Committee of FDC’s Board of Directors. In addition, effective March 31, 2003, the FDEBC established a subcommittee, the Western Union Employee Benefits Fund Committee (“WUEBFC”) who administers and operates the Plan, hears, reviews, investigates and determines employee appeals and adopts and implements plan amendments. The FDIC establishes, amends and monitors compliance with investment policies, and selects and monitors trustees, outside advisors, investment managers and consultants of the Plan.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements—(Continued)

Effective November 6, 2002, the First Data Corporation Master Trust for Defined Contribution Plans (the “Master Trust”) was established, pursuant to which State Street Bank and Trust Company (“State Street” or “Trustee”) became the trustee, and Hewitt Associates (“Hewitt” or “Recordkeeper”) became the recordkeeper of the Plan. On and after November 11, 2002, assets held in participants’ self-directed brokerage accounts with American Express Brokerage Service transferred to Harrisdirect. As of the end of business on November 25, 2002, all of the Plan’s remaining assets were transferred from the former trustee and recordkeeper, American Express Trust Company (“AmEx”), into investment options similar to those offered by AmEx.

Administrative expenses of the Plan, to the extent not paid for by the Company, are paid by the trust, which reduces net investment earnings realized by participants.

Contributions

Each participant may make pre-tax contributions to the Plan of not less than 1% or more than 25% of their eligible compensation and after-tax contributions of up to 16% of their eligible compensation as defined by the Plan, not to exceed the maximum allowed under Section 402(g) of the Internal Revenue Code (the “Code”). In addition, the pre-tax and after-tax contributions combined cannot exceed 25% of eligible compensation. Participants may also roll over qualified distributions into the Plan, including personal Individual Retirement Accounts.

Participants age 50 or over by the close of the Plan year are eligible to make an additional tax-deferred payroll contribution (“catch-up contribution”), subject to certain limitations imposed by the Code.

The Company matches 25% of the first 6% of a participant’s eligible compensation contributed to the Plan to a maximum of 1.5% of the participant’s eligible compensation (“matching contribution”) for the year. Additionally, the Company makes a contribution each pay period to all participants with at least one year of service in an amount equal to 4% of each participant’s eligible compensation (“basic contribution”). The Company makes an annual contribution of $650 per participant to all participants who are employees of the Company and eligible to participate in the Plan as of the last day of the Plan year (“annual contribution”). On December 31, 2002 and 2001, the annual contribution was approximately $669,000 and $593,000, respectively, in the aggregate, and is included as a receivable in the accompanying financial statements. In addition, the Company may make a contribution determined by the Board of Directors and allocated based on the participant’s compensation as compared to the compensation of other participants (“special contribution”). The special contribution can be made in cash, FDC common stock or a combination thereof. No such contribution was made during 2002. All elective and company contributions are invested in fund options as directed by the participants.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements—(Continued)

Vesting

The amount contributed by a participant, including rollover contributions and earnings thereon, are vested immediately. The Company’s matching, basic, annual and special contributions vest over a five-year service period: 20% after one year, 40% after two years, 60% after three years, 80% after four years, and 100% after five years. Upon death, disability or retirement (age 65), the participant’s entire account becomes vested.

Participant Loans

The Plan has a loan provision that allows participants to borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested account balances. Loans made under the Plan bear interest at the prime rate plus 1%. The rate is fixed for the term of the loan, which can range from 12 months to five years, or twenty-five years for primary residential loans, subject to certain exceptions. Effective January 1, 2002, a maximum of two loans, one short-term and one residential, will be allowed to be outstanding at a time.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers and the Company’s contributions and is credited or charged with investment income or loss. Participant accounts are charged for withdrawals and forfeitures. Participants are responsible for directing the investment of assets held in their accounts among the various investment funds available in the Plan.

Payment of Benefits

At the time of death, disability, termination of service, retirement, or reaching age 59½, the participant or his/her beneficiary may receive a distribution of his/her vested account balance. In addition, hardship withdrawals prior to such time are permitted if certain criteria are met. Payout options for withdrawals upon termination of employment, retirement or disability include lump-sum, installment or annuities. Distributions upon death will be in the form of a lump-sum payment. Effective March 2, 2003, all distributions will be made in the form of a lump-sum payment.

Forfeitures

Forfeitures of terminated participants’ nonvested accounts may be used to reduce future Company contributions or pay administrative expenses of the Plan. During the year ended December 31, 2002, the Company used approximately $50,000 of forfeitures to reduce Company contributions. At December 31, 2002 and 2001, forfeitures of approximately $3,000 and $46,000, respectively, were held in an unallocated account.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements—(Continued)

Investment Options

Upon enrolling in the Plan, participants are responsible for designating how contributions are apportioned among the Plan’s investment options. Participants may choose among investment funds, including a self-directed brokerage account, which allows participants to buy and sell almost any mutual fund or other public security available, and an FDC Stock Fund. FDC stock, however, may not be traded in the self-directed brokerage account. A participant may elect to change their investment options daily.

Net Transfers to Other Plans

Plan assets may be transferred into and out of the Plan directly from and to other FDC-sponsored qualified defined contribution plans as a result of employee status changes. The following summarizes the transfers of Plan assets for the year ended December 31, 2002:

Transfers from other plans:
First Data Corporation Incentive Savings Plan	$33,671
Other	742

$34,413

Transfers to other plans:
First Data Corporation Incentive Savings Plan	$355,967
Other	53

$356,020

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Investment Valuation and Income Recognition

Investments are stated at fair value, except for the guaranteed investment contracts included in the AmEx Stable Value Fund investment option. Stocks and mutual funds are valued at fair value, based on current market prices. The collective trust funds are reflected at the net asset value of units of participation as established by the Trustee,

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements—(Continued)

based on quoted market prices of the underlying assets. Participant loans are valued at cost, which approximates fair market value.

Interest and dividend income is recorded as earned, with dividend income being recognized at the ex-dividend date. Purchases and sales are recorded on a trade date basis.

Guaranteed investment contracts in the AmEx Stable Value Fund are presented at contract value (cost plus accrued interest) which approximates fair value. At December 31, 2001 the interest rates for the contracts ranged from 5.82% to 7.67%. In connection with the transfer of the assets from AmEx to the Trustee, the AmEx Stable Value Fund is no longer an investment option.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require estimates to be made that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid. At December 31, 2002 and 2001, there were approximately $70,000 and $161,000, respectively, in benefits approved but not paid.

3. Investments

During 2002, while the Plan’s assets were maintained by AmEx, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Mutual funds	$(2,010,222)
Collective trust funds	(542,970)
FDC common stock	(117,233)
Other common stock	(81,255)
Government obligations	(8,088)
Rights and warrants	75
Other	(3,427)

$(2,763,120)

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements—(Continued)

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2001 was as follows:

	Shares/ Units	Fair Value
American Express Equity Index II Fund	118,659	$3,779,300
American Express Growth Fund (Y)	211,176	5,701,753
Fidelity Dividend Growth Fund	78,915	2,235,665
Bank of America Guaranteed Investment Contract	1,765,561	1,765,561
CDC Guaranteed Investment Contract	2,146,044	2,146,044
State Street II Guaranteed Investment Contract	2,322,218	2,322,218
American Express Stable Capital Fund	226,311	3,831,365

At December 31, 2002, the Plan’s investments were held in the Master Trust. (See Note 4).

4. First Data Corporation Master Trust

As of the end of business on November 25, 2002, the Plan’s investments were transferred to the Master Trust, which was established in 2002 for the investment of assets of the Plan and the First Data Corporation Incentive Savings Plan. The Plan held an ownership interest in the Master Trust of approximately 4% at December 31, 2002. The Plan’s interest in the net investment loss from the Master Trust was approximately 1% for the period from November 26, 2002 to December 31, 2002.

The Trustee maintains the assets of the Plan. Each participating plan has an individual interest in the Master Trust. Investment income or loss, net of expenses, relating to the Master Trust is allocated to the individual plans based upon the balances invested by each plan.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements—(Continued)

As of December 31, 2002, the condensed statement of net assets for the Master Trust is as follows:

Investments, at fair value:
Cash	$5,126,942
Mutual funds	360,257,423
Collective trust fund	180,518,227
FDC common stock	136,021,814
Other common stock	9,356,279
Government obligations	122,609
Preferred stock	31,005
Other	14

691,434,313
Dividend and interest receivable	954,642

Total assets	$692,388,955

The investment balance includes 3,841,339 shares of FDC common stock having fair value of $136,021,814 as of December 31, 2002. As of December 31, 2002, the Master Trust has accrued approximately $77,000 in dividends from FDC common stock for the period from November 26, 2002 through December 31, 2002.

The net investment income (loss) of the Master Trust for the period from November 26, 2002 through December 31, 2002 is as follows:

Interest and dividends	$4,894,133
Net depreciation in fair value of investments	(11,598,108)

Net investment loss	$(6,703,975)

For the period from November 26, 2002 through December 31, 2002, the Master Trust’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Mutual funds	$(18,525,126)
Collective trust fund	4,365,516
FDC common stock	2,503,369
Other common stock	65,526
Government obligations	7,130
Preferred stock	(6,037)
Other	(8,486)

$(11,598,108)

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements—(Continued)

5. Income Tax Status

The Plan received a determination letter dated September 20, 2002 from the Internal Revenue Service (“IRS”), stating that the Plan and the related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended and restated since receiving this determination letter, but the Company continues to believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Code and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2002.

6. Party-in-Interest Transactions

Certain Plan investments were shares of funds managed by the Trustee and AmEx, therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2001, the AmEx FDC Stock Fund held 11,472 shares of FDC common stock valued at $455,714, as adjusted for a 2-for-1 stock split in June 2002. The Plan received approximately $2,000 in dividends from FDC common stock for the period from January 1, 2002 to November 26, 2002.

At December 31, 2002, the FDC Stock Fund within the Master Trust held 3,841,339 shares of FDC common stock valued at $136,021,814. As of December 31, 2002, the Master Trust has accrued approximately $77,000 in dividends from FDC common stock for the period from November 26, 2002 through December 31, 2002.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and dispose of the net assets in accordance with the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

8. Risks and Uncertainties

The Master Trust provides for various investments in mutual funds, a collective trust fund, common stock, FDC common stock, and other investments. Investments in general are subject to various risks, such as interest rate, credit and overall market volatility risks. The Master Trust’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.

Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

Notes to Financial Statements—(Continued)

9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits and benefit payments per the financial statements to the Form 5500:

	December 31, 2002	December 31, 2001
Net assets available for benefits per the financial statements	$32,770,954	$33,659,345
Amounts allocated to withdrawing participants	(70,352)	(161,017)

Net assets available for benefits per the Form 5500	$32,700,602	$33,498,328

Benefits paid to participants per the financial statements	$2,170,886
Add: Amounts allocated to withdrawing participants at December 31, 2002	70,352
Less: Amounts allocated to withdrawing participants at December 31, 2001	(161,017)

Benefits paid to participants per the Form 5500	$2,080,221

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid.

Western Union Financial Services, Inc.

Retirement Savings Plan for Bargaining Unit Employees

EIN: 22-2993574

Plan Number: 011

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value	Shares/Units	Current Value
*	Participant Loans
	Plan participants	Interest rates ranging from 5.75% to 10.5%	2,889,305	$2,889,305

	Total Investments			$2,889,305

*	Denotes a party-in-interest to the Plan. (See Note 6)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

WESTERN UNION FINANCIAL SERVICES, INC. RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES

WESTERN UNION EMPLOYEE BENEFITS FUND COMMITTEE, as Plan Administrator

Date: June 27, 2003	By:	/s/ Monica D. Raak
Monica D. Raak SVP, Compensation and Benefits

EXHIBIT INDEX

Exhibit No.	Exhibit

23.1	Consent of Ernst & Young LLP

99.1	Section 906 Certification – CEO

99.2	Section 906 Certification – CFO